Exhibit 10.1

June 17, 2014

Kevin Mayer

Dear Kevin:

Welcome to BJ’s Restaurants, Inc. (“Company”). We are delighted to extend you the offer to join BJ’s Restaurants, Inc. as Executive Vice President and Chief Marketing Officer (EVP Level). Your offer is contingent upon the results of a background investigation and your acceptance of these terms.

We would like you to begin on July 9, 2014 (“Effective Date”) at 9:00 AM at the Company Restaurant Support Center located at 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647.

I’d like to recap your offer and outline our plans for you:

1. Duties. The Company will employ you as Executive Vice President and Chief Marketing Officer. In this capacity, you will perform such duties as the Company, in the exercise of its sole discretion, deems appropriate for that position. Additionally, in this capacity, you also understand that you will be a “named executive officer” of the Company as defined by the regulations of the Securities and Exchange Commission and all other applicable laws and regulations. You will report to the Company’s Chief Executive Officer (CEO).

2. Employment Location. The principal location of your employment will be at the Company’s Restaurant Support Center in Huntington Beach, California. You also understand that it may be necessary for you to travel to the Company’s restaurant locations and to the offices of the Company’s vendor partners in order to perform certain aspects of your position.

3. Salary. You will receive a bi-weekly salary of $12,692.31 which annualizes to a yearly salary of $330,000.00, payable in accordance with the Company’s payroll policies, as such policies may change from time to time (the “Salary”). Your salary package is subject to modification during your employment in accordance with the Company’s practices, policies and procedures.

4. Monthly Auto Allowance. You will also receive a monthly non-accountable automobile allowance of $1,000.00, less applicable withholdings. The allowance is intended to cover all costs of using your personal automobile for Company business purposes, including gasoline, mileage, insurance and so forth.

5. Reimbursement of Company Business Expenses. You will be reimbursed for expenses you incur that are directly related to the Company’s operations and business, pursuant to the provisions of the Company’s business expense reimbursement policy. A Company-provided business credit card, a cell phone and laptop will be issued to you for Company business purposes. This is inclusive of standard company budgets for research and development as well as an unlimited Team Member Courtesy Card for purchase of food and non-alcoholic beverages at any BJ’s Restaurants location.

6. Annual Cash Incentive Opportunity. Your cash incentive opportunity under the Company’s Performance Incentive Plan (“PIP”) will be a maximum of 60% of your Salary, with such cash bonus opportunity to be calculated on the basis of the Company’s entire fiscal performance and your achievement of certain key initiatives and personal objectives. Your first year cash incentive (PIP) is guaranteed at a minimum of $100,000 that will be paid in advance to you upon your start of employment. You will be required to repay the company the guaranteed portion of your bonus paid in advance ($100,000) if you resign from your employment with the Company for any reason or voluntarily terminate your employment within the first year. Your 2015 cash incentive (PIP) is guaranteed at a minimum of $100,000 that will be paid in advance on June 1, 2015. You must be employed and in good standing on June 1, 2015 to receive the 2015 cash incentive guarantee of $100,000. In the event of termination or resignation prior to receipt of any cash incentive, if any, you will not be entitled to, or be considered eligible to, receive any prorated cash bonus under the Company’s Performance Incentive Plan. Any cash bonus which you may receive under the PIP will be prorated to the Effective Date during the first year of your employment with the Company. Your cash bonus opportunity under the PIP will be driven by the degree of the Company’s achievement of its consolidated pre-tax income goal for 2014 (50%) and the degree of your timely achievement, as determined by the Chief Executive Officer (“CEO”) in his judgment (and as subsequently approved by the Compensation Committee of the Board of Directors), of certain key initiatives and personal objectives agreed upon by you and the CEO (50%). Your achievement of any cash bonus is conditional upon achievement of all of the terms of the PIP. These percentage components and your eligibility for any such bonus in 2014 and in subsequent fiscal years are subject to change, in the sole discretion of the Company’s Board of Directors, provided that you are still employed by the Company in the capacity you are currently being employed or in any other capacity. Your annual cash bonus opportunity is at the sole discretion of the Company’s Board of Directors and is not earned until it is received. In the event of termination or resignation prior to receipt of any cash incentive, if any, you will not be entitled to, or be considered eligible to, receive any prorated cash bonus under the Company’s Performance Incentive Plan.

8. Relocation Expenses. Your relocation expenses will be covered by the Company in accordance with the BJ’s Relocation Policy and Guidelines which includes a full pack, van line move, unpack, shipping of automobiles, house hunting trips and temporary lodging. In addition, you will be provided with a lump sum payment of $25,000 less applicable taxes to cover additional relocation expenses. You will be required to repay the company for relocation expenses set forth herein if you resign from your employment with the Company for any reason or voluntarily terminate your employment within the first year. You are expected to relocate to Southern California no later than July 31, 2014.

9. Termination With or Without Cause. Your employment is at will and may be terminated by you or the Company, at any time, with or without notice, and with or without cause.

If the Company terminates your employment without cause, on or after the Effective Date, you will be eligible to receive a severance payment of six (6) months of your annual Salary then in effect and, if you are not covered by any other comprehensive group medical insurance plan, the Company will also pay you an amount equivalent to the employer portion of your COBRA payments for a period of six (6) months. Any severance amounts paid will be based upon your then current annual base Salary at the time employment ends and will be paid in a lump sum, less applicable withholdings. The aforementioned severance payment is conditioned upon your agreement to release all claims, if any, you may have against the Company and/or any of its employees, officers, agents and representatives, insofar as permissible under the law. For the purpose of the severance payment provision in this Agreement only, “Cause” shall include, but is not limited to:

(i)	failure by you to perform your duties expected by the Company, other than such failure resulting from your incapacity due to physical or mental illness, after there has been delivered to you a written demand for performance from the Company which demand identifies the basis for the Company’s belief that you have not performed your duties;

(ii)	dishonesty, incompetence or gross negligence in the discharge of your duties.

(iii)	theft, embezzlement, fraud, act or acts of dishonesty undertaken by you with the intent of resulting or actually resulting in personal gain or enrichment of you or others at the expense of the Company and/or your conviction of a felony;

(iv)	breach of confidentiality or unauthorized disclosure or use of inside information, recipes, processes, customer, vendor or employee lists, trade secrets or other proprietary information;

(v)	the violation of any law, rule, or regulation of any governmental authority or breach of the Company’s policies and procedures including, without limitation, the Company’s Code of Integrity, Ethics and Conduct and/or any of its anti-harassment and anti-discrimination policies;

(vi)	a material breach of the terms and conditions of this Agreement;

(vii)	conduct that is injurious to the reputation, business or assets of the Company.

You will not be eligible for the severance payments or benefits set forth herein if you resign from your employment with the Company for any reason or voluntarily terminate your employment

10. Initial Equity Award. Subject to applicable securities laws, a recommendation will be made to the Compensation Committee of the Company’s Board of Directors to grant you an equity award pursuant to the Company’s 2005 Equity Incentive Plan that will be valued for financial accounting purposes at $300,000. New hire grants will typically be approved and effective upon the date of the next regularly scheduled Compensation Committee following the Effective Date. If the Board approval date falls within one of the Company’s insider trading “blackout” periods, then the award grant date will be the first trading day after such “blackout” period is lifted. This award is in the form of an allocation of 50% of the value of the award to NQ options and the remaining 50% to restricted stock units (RSUs). The number of NQ option shares under the award will be determined using the “fair value” of a NQ option calculated using the Black-Scholes option pricing model on the grant date of the award. For example, if the “fair value” of a NQ option for the Company’s common stock is $10.00 on the grant date, and you choose all NQ options for your award, then you would be awarded options to purchase 15,000 shares of the Company’s common stock ($150,000 / $10.00). The actual “fair value” calculation on the grant date of your award may be higher or lower than this example. The number of RSU shares, if any, will be determined using the closing price of the Company’s common stock on the Nasdaq Global Market on the grant date of the award. Vesting for this award, regardless of whether it is NQ options or RSUs, will be 20% annually, beginning with the first anniversary of their grant date, over a total of five (5) years. You may also be eligible for additional grants of equity awards from time to time at the discretion of the Compensation Committee of the Board.

11. Other Benefits. You shall be entitled to participate in any benefit plan that the Company may offer to its employees from time to time, according to the eligibility requirements and terms of such plan, including, but not limited to, the Company’s group medical, dental and vision insurance program, which will become effective the first of the month following 30 days from your Effective Date. Nothing contained in this Agreement shall affect the right of Company to terminate or modify any such plan or agreement, or other benefit, in whole or in part, at any time and from time to time.

12. Paid Absences. The Company does not have a formal paid vacation or illness policy for its officers. Accordingly, officers are expected to use their reasonable judgment and professional discretion when requesting paid time off for any reason, in light of their current work schedules and the Company’s business and operational requirements. Paid absences must be reasonably requested in advance and approved by the CEO.

13. Trade Secrets/Confidentiality. You hereby acknowledge that, as a result of your position with the Company, the Company will give you access to the Company’s proprietary and confidential information and trade secrets. Therefore, as a condition of your employment and the

Company’s disclosing such proprietary and confidential information to you, you agree to sign and be bound by a separate Trade Secrets/Confidentiality Agreement. You also hereby acknowledge that you will not disclose to the Company any confidential, proprietary and/or trade secret information you obtained while working for any prior employer.

14. Arbitration. As a condition of your employment, you agree to sign and be bound by a separate Arbitration Agreement. Any disputes or controversy arising under or in connection with this Agreement, including but not limited to whether any Cause to dismiss you exists under the provisions of paragraph 9 of this Agreement, shall be resolved by arbitration conducted in Orange County, California in accordance with the rules of the American Arbitration Association and by a single arbitrator reasonably acceptable to both you and the Company.

15. Compliance with Company Policies and Procedures. You will be required to comply with the Company’s policies and procedures, as they may be constituted from time to time. Notwithstanding such policies and procedures, the terms set forth in this Agreement or any other written fully executed agreement between you and the Company shall prevail over conflicting Company policies and procedures.

16. Severability. If any provision contained in this Agreement is determined to be void, illegal or unenforceable, in whole or in part, then the other provisions contained herein shall remain in full force and effect as if the provision which was determined to be void, illegal, or unenforceable had not been contained herein.

17. Other Provisions. By signing this letter, you acknowledge that the terms described in this letter set forth the entire understanding between the parties concerning the terms of your employment and supersede all prior representations, understandings and agreements, either oral or in writing, between you and the Company with respect to the terms of your employment by the Company and all such prior representations, understandings and agreements, both oral and written, are hereby terminated. However, nothing in this paragraph is intended to, nor does it, affect additional written agreements entered into by the parties contemporaneous with or subsequent to this agreement, including, without limitation, the Trade Secrets/Confidentiality Agreement referenced herein. Nothing in this letter constitutes a guarantee of employment for any period of time, nor does it limit your right, or the right of the Company to end your employment with the Company at any time, for any reason. No term or provision of this letter may be amended, waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company.

Kevin, we are excited to have you join our senior leadership team. Please acknowledge your acceptance of this offer of employment on the terms indicated by signing the enclosed copy of this letter and returning it to me as soon as possible.

Sincerely,

BJ’s Restaurants, Inc.

Greg Trojan, President and CEO	Date

I accept the above offer of employment with BJ’s Restaurants, Inc. on the terms and conditions described in this Agreement.

Kevin Mayer	Date